SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer		Allied Waste Industries Inc
Title of Class of Securities	common
CUSIP Number		019589308
Date of Event Which Requires Filing this Statement		12/31/03

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-1349876
#4	Maryland
#5	4,264,700
#6	0
#7	13,415,634
#8	0
#9	13,423,634
#11	6.4%
#12	PN	IA
Item 1.
(a)	Allied Waste Industries Inc
(b) 15880 N Greenway-Hayden Loop
Suite 100
Scottsdale, AZ 85260
Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited Partnership,
 and a registered investment advisor.
(b)	217 E. Redwood Street, #1400
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general partner is a citizen of the United States of America.
(d)	common
(e)	019589308
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
CUSIP Number		019589308
Item 4.
(a)	13,423,634 shares of common stock
(b)	6.4%
(c)
(i)	4,264,700 shares
(ii)	0 shares
(iii)	13,415,634 shares
(iv)	0 shares
Item 5.	Not Applicable
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not applicable

Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing
 or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership


By:
Lee S. Owen
Principal

Date:  February 17, 2004